UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42684

Rubico Inc.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On June 23, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Attached hereto as Exhibit 1.1 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Registrant, filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 23, 2026.

Exhibit 1.1. Articles of Amendment to Amended and Restated Articles of Incorporation

Exhibit 99.1. Press release dated June 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: June 23, 2026	/s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer